

October 9, 2014

Via E-mail
Michael F. Finn
Senior Vice President and General Counsel
Axalta Coating Systems Ltd.
Two Commerce Square
2001 Market Street, Suite 3600
Philadelphia, Pennsylvania 19103

> **Re: Axalta Coating Systems Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 25, 2014**
> **File No. 333-198271**

Dear Mr. Finn:

We have reviewed your amended registration statement and have the following comments.

Summary Historical and Pro Forma Financial Information, page 14

1. We have reviewed your response to comment 9 in our letter dated September 16, 2014 and have the following additional comments.

    *   Based on your revised disclosure, it appears that you use EBITDA and Adjusted EBITDA as a performance measure and not as a liquidity measure. As such, it appears you should (i) eliminate your first two bullets on page 18 as those bullets appear to relate to limitations of a liquidity measure, (ii) revise your third bullet point to eliminate your reference to principle debt payments, (iii) address the performance limitations related to your elimination of income taxes, and (iv) delete the reference to measures of liquidity from your statement on page 17 which states "these financial measures should not be considered as alternatives to operating income (loss), net income (loss), earning per share or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or as measures of liquidity."; and

    *   Please expand your disclosures to discuss the limitations of your non-GAAP measure Adjusted EBITDA. If you continue to believe your adjustment (l) is appropriate, as previously requested, please ensure your discussion of the limitations of Adjusted EBITDA addresses the fact that you have estimated the costs included in this adjustment.

2. We have reviewed your response to comment 10 in our letter dated September 16, 2014 and have the following comments.

- Your revised disclosure indicates that you believe the allocated costs are not indicative of costs you would have incurred as a standalone company. You further indicate that these adjustments give pro forma effect to the difference between the Predecessor allocated costs and the estimated standalone costs. With reference to Article 11-02(c)(2)(i), please tell us the appropriateness of reflecting pro forma adjustments for periods prior to the most recent fiscal year. In addition, it is unclear how you are able to determine that these costs are factually supportable as required by Article 11-02(b)(6) of Regulation S-X; and

- Your statement that the allocated costs are not indicative of costs you would have incurred as a standalone company appears to be more definitive than your language on page F-42 which states the Predecessor financial statements may not be indicative of the financial position, results of operations and cash flows if you had been a separate, standalone entity. In this regard, we note that SAB Topic 1.B.1 indicates that when practicable, you should disclose management's estimate of what the expenses (other than income taxes and interest) would have been if the subsidiary had operated as an unaffiliated entity. Please advise, or revise your disclosures accordingly.

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 54

Notes To Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 59

3.   We have reviewed your response to comment 13 in our letter dated September 16, 2014. We note that, because the amount of proceeds is unknown, you have not provided additional pro forma information to reflect any anticipated repayment of debt as such repayment is not probable. Please confirm that once the amount of proceeds is known, you will reflect the repayment of debt from the use of proceeds in accordance with Rule 11-01(a)(8) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 70

4.   We have reviewed your response to comments 14 and 18 in our letter dated September 16, 2014. It appears that you have made minor revisions to only a few of the line items, such as net sales for the pro forma year ended December 31, 2013 as compared to net sales for the Predecessor year ended December 31, 2012. As we previously requested, please significantly expand your discussion of your consolidated results of operations, on both a historical and pro forma basis, as well as your selected segment information to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

- Quantify how much of the change in net sales on both a historical and pro forma basis, from period-to-period, was due to changes in volumes sold and changes in selling prices; and

- Quantify the business reasons for the changes between periods in the significant line items of your statements of operations on both a historical and pro forma basis. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.

See Item 303(a)(3) of Regulation S-K.

5.   We have reviewed your response to comment 16 in our letter dated September 16, 2014. It appears that you have made minor revisions to only a few of the line items discussed within Management's Discussion and Analysis. As we previously requested, please fully expand your discussion of results of operations to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations. If foreign currency translations did not impact certain revenue or expense line items, please state this fact in your disclosure.

Selected Segment Information, page 81

6.   We note your response to comment 18 in our letter dated September 16, 2014. It remains unclear as to the appropriateness of including the add-back of corporate allocations from DuPont to DPC net of your estimated stand-alone costs for the Segment Adjusted EBITDA information for the pro forma six months ended June 30, 2013. In this regard, we note this adjustment is not reflected in your pro forma financial statements prepared in accordance with Article 11 of Regulation S-X and it is not an adjustment to Segment Adjusted EBITDA as presented in your historical financial statements as the primary measure of segment operating performance. Please address this comment as it relates to the Segment Adjusted EBITDA information for the year ended December 31, 2013 as presented on page 83. Please advise or revise accordingly.

Financial Statements for the Year Ended December 31, 2013

(13) Income Taxes, page F-72

7.   We have reviewed your response to comment 38 in our letter dated September 16, 2014. We note that you generated $208.5 million of taxable income in jurisdictions where the statutory tax rate is below the statutory tax rate in the United States. It appears that your subsidiaries located in Canada, China, Luxembourg and Venezuela comprised $126.6 million of this $208.5 million of taxable income and had a 25.7% weighted average effective tax rate. Please tell us which countries comprised the remainder of the $208.5 million of taxable income and clarify whether those countries have very low tax rates.

(25) Segments, page F-85

8.   You currently present segment information for the period from January 1, 2011 through January 31, 2011 on page F-86. Please clarify, and revise if necessary, whether this segment information is actually for the year ended December 31, 2011.

9.   We have reviewed your response to comment 40 in our letter dated September 16, 2014. Regarding the Refinish and Industrial end-markets for Performance Coatings and the Light Vehicle and Commercial Vehicle end-markets for Transportation Coatings, please tell us what consideration you gave to providing in the notes to your financial statements the disclosures required by FASB ASC 280-10-50-40.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Patrick H. Shannon (*via e-mail*)
       Latham & Watkins LLP